Via EDGAR and Overnight Delivery

October 20, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  John Reynolds; Pamela Howell; Adam F. Turk; Julie Marlowe; Craig Arakawa

Re:                           Boot Barn Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 9, 2014

CIK No. 333-199008

Ladies and Gentlemen:

On behalf of Boot Barn Holdings, Inc. (the “Company”), we submit this letter and the following information in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) orally and by letter dated October 16, 2014 with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

On behalf of the Company, we are concurrently filing, via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).  Courtesy copies of this letter and Amendment No. 2, specifically marked to show changes made to Amendment No. 1 in  preparing Amendment No. 2, together with the materials indicated  below as being supplementally provided herewith, are being submitted to you by overnight courier.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter noted above. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Registration Statement.

Directors, page 84.

1.                                    We note your response to comment two from our letter dated October 3, 2014.  Please revise to provide the principal occupation or position of employment for Ms. Morris after August 2014.  Refer to Item 401(e) of Regulation S-K.

The Company has revised its disclosure as requested.  Please see page 87.

October 20, 2014

Exhibits

2.                                    We partially reissue comment three from our letter dated October 3, 2014.  We continue to note missing exhibits, schedules and/or attachments to Exhibits 10.8, 10.10 and 10.13.

Pursuant to our telephone conversation with the Staff on October 16, 2014, it is our understanding that the Staff’s comment relates specifically to the following exhibits, schedules or attachments to the Exhibits that appear to be missing:

Exhibit Number	Missing Exhibit, Schedule or Attachment

Exhibit 10.8	Addendum A and Addendum B

Exhibit 10.10	Exhibit 1.2(b)

Exhibit 10.10	Exhibit 2.25

Exhibit 10.10	Schedule l to Exhibit 6.10(a)

Exhibit 10.13	Schedule 1 to Exhibit 6.10(a)

The Company hereby advises the Staff as follows:

Exhibit 10.8, Addendum A and Addendum B

Exhibit X, Work Letter, to the lease agreement previously filed as Exhibit 10.8 to the Registration Statement references a pricing plan, dated May 25, 2010, prepared by H. Hendy Architects (the “Plan”), as modified by Addendum A to the Plan, dated May 28, 2010 (“Addendum A”), and Addendum B to the Plan, dated June 1, 2010 (“Addendum B”).  Although referenced within exhibit X, neither the Plan, nor Addendum A or Addendum B to the Plan were attached, or intended to be attached, to the final executed lease agreement.

Exhibit 10.10, Exhibit 1.2(b)

Exhibit 1.2(b), Form of Borrowing Base Certificate, as attached to the final executed agreement previously filed as Exhibit 10.10 to the Registration Statement states in its entirety “On file with Agent”.  The actual Form of Borrowing Base Certificate was not attached, or intended to be attached, to the final executed agreement.

Exhibit 10.10, Exhibit 2.25

Section 2.25(a)(x) of the agreement previously filed as Exhibit 10.10 to the Registration Statement references a “lender joinder in substantially the form of Exhibit 2.25”.  This reference to “Exhibit 2.25” is a typographical error that

October 20, 2014 Page 3

remained incorrect in the final executed agreement.  Section 2.25(a)(x) should have referenced exhibit 7.12, Joinder Agreement, to that agreement, which exhibit was included along with that agreement in Exhibit 10.10, as previously filed.

Exhibits 10.10 and 10.13, Exhibit 6.10(a), Schedule l

There is only one schedule to exhibit 6.10(a) to each of the final executed agreements previously filed as Exhibits 10.10 and 10.13 to the Registration Statement, and this schedule, in each case, is labeled as schedule “I”.  Section 2 of each such exhibit 6.10(a) references that schedule as “Schedule 1”, but this is a typographical error, as evidenced by the fact that there is no reference to the actual schedule “I” (or any other schedule) in either exhibit 6.10(a).  Schedule I to exhibit 6.10(a) was included along with that exhibit in each of Exhibits 10.10 and 10.13, as previously filed.

The Company hereby advises the Staff that each of Exhibits 10.8, 10.10 and 10.13 to the Registration Statement, as previously filed, correctly and accurately reflects the final executed agreement constituting such Exhibit, including all exhibits, schedules and annexes thereto.

In addition to the responses to the comments set forth above, in accordance with the Staff’s oral request, the Company is supplementally providing to the Staff a written analysis of the primary factors accounting for the increase in value of the Company’s common stock since June 2014.

Please contact me at (714) 830-0669 or Paul Iacono, Chief Financial Officer at the Company, at (949) 453-4403 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Timothy R. Rupp

Timothy R. Rupp

cc: Paul Iacono, Boot Barn Holdings, Inc. Johnny Skumpija, Cravath, Swaine & Moore LLP